EXHIBIT 99.1

VIZSLA SILVER EXPANDS COPALA WITH BONANZA-GRADE SILVER OUTSIDE OF THE 2023 RESOURCE BOUNDARY

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Feb. 13, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report drill results from 19 new holes targeting the Copala structure at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The reported results represent both step-out and infill drilling, effectively expanding the Copala mineralized footprint beyond the 2023 updated resource boundary as well as further demonstrating high-grade precious metal continuity within the Copala resource wireframe.

Highlights

•	CS-22-225 returned 892 grams per tonne (g/t) silver equivalent (AgEq) over 6.00 metres true width (mTW) (648 g/t silver and 4.29 g/t gold)
•	Including 2,271 g/t AgEq over 1.21 mTW (1,680 g/t silver and 10.50 g/t gold)
•	And 1,000 g/t AgEq over 1.45 mTW (756 g/t silver and 4.40 g/t gold)
•	CS-22-220 returned 1,920 g/t AgEq over 2.50 mTW (1,673 g/t silver and 5.39 g/t gold)
•	Including 7,505 g/t AgEq over 0.44 mTW (6,400 g/t silver and 23.00 g/t gold)
•	CS-22-235 returned 1,039 g/t AgEq over 4.61 mTW (453 g/t silver and 9.16 g/t gold)
•	Including 1,611 g/t AgEq over 0.90 mTW (502 g/t silver and 16.95 g/t gold)
•	And 1,439 g/t AgEq over 0.90 mTW (353 g/t silver and 16.45 g/t gold)
•	CS-22-229 returned 1,338 g/t AgEq over 2.90 mTW (1,010 g/t silver and 5.91 g/t gold)
•	Including 1,540 g/t AgEq over 0.74 mTW (1,215 g/t silver and 6.07 g/t gold)
•	And 2,282 g/t AgEq over 0.87 mTW (1,655 g/t silver and 11.00 g/t gold)

"Today's results continue to de-risk Copala with tightly spaced infill drilling, while incremental step-outs, beyond the recently announced updated mineral resource estimate, highlight the significant expansion/discovery potential remaining in the district," commented Michael Konnert, President & CEO. "We currently have three of our seven drill rigs targeting the Copala structure, which given its broad widths (avg 10 metres) and high silver and gold grades continues to be a primary focus for potential resource growth in the near-term. Additionally, we're very excited about the prospectivity of an uplifted block to the east of Copala, which based on new interpretations, could host Copala type mineralization at shallow elevations, close to surface. Moving forward, as part of our fully-funded, 90,000 metre 2023 drill program, we will continue to expand the mineralized footprint at Copala and test the possibility of an uplifted block, in the coming months."

Figure 1: Plan map of recent drilling centered on the Copala structure. (CNW Group/Vizsla Silver Corp.)

The Copala Structure is located in the western portion of the Panuco district ~800m to the east of the Napoleon structure. Copala hosts Indicated Resources of 51.1 Moz AgEq at 516 g/t AgEq and Inferred Resources of 55.4 Moz AgEq at 617 g/t AgEq within a broad envelope of vein-breccia interlayered with host rock, up to 82 metres thick. Interpretations by Vizsla geologists indicate Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~52° in the southern sector).

Drilling at Copala has now traced mineralization along approximately 1,100 metres of strike length and approximately 400 metres down dip. High-grade silver-gold mineralization remains open laterally to the north and southeast, as well as down dip to the east. The recently completed infill-drilling program consisted of 25 holes drilled at 25 metre centers designed to assess grade continuity and to provide sample material for future metallurgical tests. Infill-holes CS-22-221, CS-22-222, CS-22-224, CS-22-226, CS-22-229, CS-22-230 and CS-22-235, reported today, have confirmed strong continuity of structures and high-grades at tighter drill spacing. Additionally, step-out holes CS-22-220 and CS-22-225 have expanded the Copala structure's high-grade footprint to the southeast and east, respectively.

Previously reported drillholes CS-22-202, CS-22-207 and CS-22-219, indicate an uplifted block of basement metasediments in fault-contact with andesites and diorite (see figures 2 and 4) on the east side of Copala. New interpretations suggest between ~300 to 350m of vertical displacement by the fault. This information, in conjunction with ongoing data collection, is being used to define a target elevation for Copala type mineralization on the footwall side (east) of the fault. An uplifted block to the east of the current Copala resource has the potential to host Copala type mineralization at a shallower elevation, closer to surface. Vizsla plans to test this hypothesis with drillholes collared on the footwall side of the fault during Q1 2023.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala and Cristiano veins and the concept of potential for Copala on uplifted block to the east. (CNW Group/Vizsla Silver Corp.)

Figure 4: Cross section showing Copala, Cristiano and Tajitos veins. (CNW Group/Vizsla Silver Corp.)

Table 1: Downhole drill intersections from the holes reported for the new splay vein at the foot wall of Copala.

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-220	515.10	516.25	1.15	0.91	526	4.22	774
CS-22-220	560.20	563.35	3.15	2.50	1,673	5.39	1,920
Includes	561.85	562.40	0.55	0.44	6,400	23.00	7,505
CS-22-221	106.40	110.80	4.40	3.35	428	3.64	643
Includes	108.00	109.50	1.50	1.14	912	7.96	1,385
CS-22-222	131.90	135.00	3.10	2.40	288	1.73	385
Includes	132.75	133.75	1.00	0.77	697	4.44	948
CS-22-223	No Significant Results
CS-22-224	190.50	212.60	22.10	13.70	270	1.48	351
Includes	191.65	193.60	1.95	1.21	553	2.94	713
Includes	205.60	208.10	2.50	1.55	846	3.96	1,054
CS-22-225	517.50	523.70	6.20	6.00	648	4.29	892
Includes	519.25	520.50	1.25	1.21	1,680	10.50	2,271
Includes	520.50	522.00	1.50	1.45	756	4.40	1,000
CS-22-226	No Significant Results
CS-22-226	236.20	244.65	8.45	7.11	66	0.44	92
Includes	236.20	237.05	0.85	0.71	123	0.92	177
Includes	243.55	244.65	1.10	0.93	163	1.01	219
CS-22-227	No Significant Results
CS-22-228	141.40	143.00	1.60	1.60	97	0.44	120
CS-22-228	203.00	206.00	3.00	3.00	247	2.17	376
Includes	204.50	206.00	1.50	1.50	433	3.83	661
CS-22-229	242.65	246.00	3.35	2.90	1,010	5.91	1,338
Includes	242.65	244.50	1.85	1.60	1,453	8.73	1,941
CS-22-230	276.00	280.85	4.85	2.92	176	1.06	236
Includes	277.00	278.00	1.00	0.60	357	2.30	487
CS-22-230	288.20	298.50	10.30	6.20	242	1.15	302
CS-22-231	542.00	544.30	2.30	2.00	116	0.40	135
CS-22-232	475.50	477.00	1.50	1.45	175	1.09	236
CS-22-232	549.90	550.70	0.80	0.77	533	2.40	657
Includes	550.30	550.70	0.40	0.39	926	4.12	1,139
CS-22-233	No Significant Results
CS-22-234	74.35	75.55	1.20	0.95	67	0.76	114
CS-22-235	126.00	133.65	7.65	4.61	453	9.16	1,039
Includes	126.00	129.00	3.00	1.81	428	16.70	1,525
Includes	130.75	133.25	2.50	1.51	764	7.51	1,217
CS-22-236	No Significant Results
CS-22-237	No Significant Results
CS-22-237	571.40	577.60	6.20	5.56	161	0.38	175
Includes	576.55	577.60	1.05	0.94	513	1.20	558
CS-22-238	152.00	160.50	8.50	6.00	176	1.12	239
Includes	158.60	159.45	0.85	0.60	566	4.40	823

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $24.00/oz silver and $1,800/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-220	405,084	2,586,574	700	305.7	-61.1	659.4
CS-22-221	404,630	2,586,861	564	270.3	-89.7	261.3
CS-22-222	404,656	2,586,860	570	270.3	-89.7	267.0
CS-22-223	404,643	2,587,058	557	265.0	-64.0	543.0
CS-22-224	404,686	2,586,857	580	270.3	-87.7	252.0
CS-22-225	405,072	2,586,950	641	295.8	-48.8	661.5
CS-22-226	404,705	2,586,856	591	270.3	-85.7	340.5
CS-22-227	405,084	2,586,574	700	282.9	-49.3	714.0
CS-22-228	404,643	2,587,058	557	252.6	-67.1	668.0
CS-22-229	404,726	2,586,853	599	271.7	-84.1	403.5
CS-22-230	404,744	2,586,876	615	281.5	-80.8	376.5
CS-22-231	405,072	2,586,950	641	285.8	-52.8	610.5
CS-22-232	405,083	2,586,570	697	270.0	-52.1	667.5
CS-22-233	404,702	2,586,663	619	254.6	-58.2	231.0
CS-22-234	404,630	2,586,835	556	270.2	-89.7	262.5
CS-22-235	404,655	2,586,835	565	269.6	-87.0	325.5
CS-22-236	405,072	2,586,950	641	296.2	-54.2	591.0
CS-22-237	405,084	2,586,574	700	277.3	-52.3	652.5
CS-22-238	404,680	2,586,834	570	256.0	-85.2	322.0

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report for the Panuco Project with the updated Mineral Resource Estimate is being prepared and expected to be filed on SEDAR within 45 days of our recent Mineral Resource Update published on January 24, 2023.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 08:00e 13-FEB-23